SCHEDULE B

                            (Dated: April 24, 2014)

      This SCHEDULE B is Schedule B to that certain Transfer Agency And Shareholder Services Agreement dated as of April 11, 2012, between BNY Mellon Investment Servicing (US) Inc. and First Trust Variable Insurance Trust.

                                   PORTFOLIOS

 First Trust/Dow Jones Dividend & Income Allocation Portfolio (April 11, 2012)
          First Trust Multi Income Allocation Portfolio (May 1, 2014)